Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCES

NEW CHIEF FINANCIAL OFFICER

On October 24, 2012, Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced that that the launch date for its C- and Ku- band satellite, Satmex 8, has been established and the launch is expected to take place on December 28, 2012 (Baikonur Time) (the “Launch Date”), as agreed upon by Satmex and ILS International Launch Services, Inc. (“ILS”).

On December 23, 2010, Satmex entered into a contract for launch services, ILSB-1006-4488 (the “Launch Services Agreement”), with ILS for the launch of Satmex 8. The Launch Date amends the original Launch Window set forth in the Launch Services Agreement, which contemplated a launch date during the third quarter of 2012. The Launch Date was proposed by ILS pursuant to the provisions of the Launch Service Agreement.

Furthermore, the latest projection made by Satmex and agreed to by Boeing Satellite Systems International, Inc. (“BSSI”) estimates an End of Life of the Satmex 5 for May 4, 2013. Hence, the satellite has sufficient propellant to continue normal operations until such date. Consequently, all Satmex 5 services are expected to have a successful transition and continuity in Satmex 8.

Satmex 8 will have 19 additional Ku band high power transponders to the current transponder capacity in Satmex 5, which will enable the Company to serve the increasing demand for satellite capacity in Latin America.

About Satmex

Satélites Mexicanos (“Satmex”) is a significant provider of fixed satellite services (“FSS”) in the Americas, coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

For further information, visit www.satmex.com

Contact:

Juan Antonio García Gayou, +52 (55) 2629 5808

Claudia Junco Gurza, +52 (55) 2629 5822

About ILS

ILS is a world leader in providing launch services for global satellite operators and offers a complete array of services and support, from contract signing through mission management and on-orbit delivery. ILS has exclusive rights to market the Proton vehicle to commercial satellite operators worldwide and is a U.S. company headquartered in Reston, VA., near Washington, D.C.

For further information, visit www.ilslaunch.com

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and subsequent Periodic Reports on Form 6-K.